UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                              GULFWEST OIL COMPANY
                                (Name of Issuer)

                    COMMON STOCK, $O.OO1 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    40274P109
                                 (CUSIP Number)

                              Marshall A. Smith III
                    397 N. Sam Houston Parkway E., Suite 375
                              Houston, Texas 77060
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)


                                 MARCH 22, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40274P109                                                 PAGE 2 OF 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Marshall A. Smith III, SSN ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [   ]
                                                                  (b)    [   ]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS            PF


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                 USA


                   7.      SOLE VOTING POWER         1,052,800 (See Item 5)
 NUMBER OF
    SHARES
BENEFICIALLY       8.      SHARED VOTING POWER       2,959
  OWNED BY
      EACH
  REPORTING        9.      SOLE DISPOSITIVE POWER    1,052,800 (See Item 5)
    PERSON
     WITH
                  10.      SHARED DISPOSITIVE POWER  2,959


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,055,759 (See Item 5)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 5.6% based upon 18,445,041 shares of Common Stock outstanding as of the date hereof and 456,754 shares subject to currently exercisable warrants and options held by the Reporting Person.

14.      TYPE OF REPORTING PERSON           Individual

CUSIP NO. 40274P109                                                 PAGE 3 OF 4

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of GulfWest Oil Company (the "Company"). The address of the Company's principal executive offices is 397 N. Sam Houston Parkway E., Suite 375, Houston, Texas 77060.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c) This Statement is being filed by Marshall A. Smith III (the "Reporting Person"). The business address of the Reporting Person is 397 N. Sam Houston Parkway E., Suite 375, Houston, Texas 77060. The Reporting Person is Chairman of the Board of GulfWest Oil Company. The principal address of GulfWest Oil Company is 397 N. Sam Houston Parkway E., Suite 375, Houston, Texas 77060.

     (d) - (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         540,000 and 3,650 shares of Company Common Stock owned by the Reporting Person were purchased in broker transactions at a price of $.38 and $.53 per share on March 22, 2001 and March 27, 2001, in consideration for cash payments of $205,200 and $1,934.50, respectively. The Reporting Person had previously acquired beneficial ownership of 55,355 shares of the Company's Common Stock at an average price of $.62 per share and currently exercisable warrants and options to purchase 456,754 shares of the Company's Common Stock at an exercise price of $.75.

         The funds used for the purchase of the Common Stock were the personal funds of the Reporting Person.


ITEM 4.  PURPOSE OF TRANSACTION.

         All of the shares of Common Stock have been acquired for investment. The Reporting Person has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

         The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule D.

CUSIP NO. 40274P109                                                 PAGE 4 OF 4

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) - (b) The Reporting Person beneficially owns and has sole voting and dispositive power for 1,052,800 shares of the Company's Common Stock, which includes (i) 540,000 shares purchased in a broker transaction on March 22, 2001,
(ii) 3,650 purchased in a broker transaction on March 27, 2001, (iii) 52,396 shares previously purchased, none of which were purchased during the last sixty days, and (iii) 456,754 shares subject to currently exercisable warrants and options. The Reporting Person has shared voting and dispositive power with his spouse for 2,959 shares of the Company's Common Stock. The Reporting Person's current beneficial ownership represents approximately 5.6% of the shares of the Company's Common Stock, based upon 18,445,041 shares of Common Stock outstanding as of the date hereof and 456,754 shares subject to currently exercisable warrants and options held by the Reporting Person.

         (c) Other than the purchase of shares of Common Stock  disclosed in (a)
- (b) of Item 5, the Reporting Person has not been involved in any share transactions involving the Company during the last sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     The Reporting Person has been an officer and director of the Company since 1989 and is currently Chairman of the Board.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.
                                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   March 29, 2001       /s/ Marshall A. Smith III
                                  ---------------------
                                  Marshall A. Smith III